

Mail Stop 3720

May 13, 2016

James B. Nelson
Chief Executive Officer
Sunworks, Inc.
1010 Winding Creek Road, Suite 100
Roseville, CA 95678

> **Re:** **Sunworks, Inc.**
> **Preliminary Proxy Materials on Schedule 14A**
> **Filed March 6, 2016**
> **File No. 001-36868**

Dear Mr. Nelson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that proposals 3 and 4 seek to affect a number of changes to your bylaws and articles of incorporation. Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1) require that you identify clearly each separate matter intended to be acted upon and provide an opportunity to vote on each separate matter presented. Please revise your proxy statement to present each matter as a separate proposal and include a revised form of proxy that allows shareholders to vote separately on each proposal. For guidance, refer to Question 101.02 of our Proxy Rules and Schedule 14A Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally).

2. Additionally, please revise your proposal descriptions to clearly and impartially identify each separate matter intended to be acted upon. You may wish to refer to Question 301.01 of our

Proxy Rules and Schedule 14A Compliance and Disclosure Interpretations (Regarding Description under Rule 14a-4(a)(3) of Rule 14a-8 Shareholder Proposals).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Fischer, Attorney-Adviser, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications